Simpson Thacher & Bartlett llp

425 lexington avenue new york, ny 10017-3954 _______________
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number (650) 251-5110 (212) 455-7862	E-mail Address wbrentani@stblaw.com hui.lin@stblaw.com

VIA EDGAR

April 22, 2021

Re:	Bright Health Group, Inc. Draft Registration Statement on Form S-1

Submitted March 18, 2021
CIK No. 0001671284

Eric Envall

J. Nolan McWilliams

Mark Brunhofer

Sharon Blume

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Bright Health Group, Inc. (the “Company”), we hereby confidentially submit for non-public review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) an amendment (“Amendment No. 1”) to the above-referenced draft registration statement on Form S-1 (the “Draft Registration Statement”) confidentially submitted to the Staff on March 18, 2021. The Company has revised the Draft Registration Statement in response to the Staff’s comment letter, dated April 14, 2021 (the “Comment Letter”), relating to the Draft Registration Statement and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	-2-	April 22, 2021

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

In response to the Staff’s comment, the Company advises the Staff that, to its knowledge, no written communications have been presented to potential investors in reliance on Rule 163B of the Securities Act as of the date of this letter. The Company acknowledges the Staff’s comment and undertakes to provide the Staff with any such written communications that the Company, or anyone authorized to do so on its behalf, presents to potential investors in the future.

2.	Please file your exhibits as part of your amended filings so that we may have sufficient time with which to review your exhibits. If you intend to omit or redact information in accordance with Rule 601 of Regulation S-K for part of any of your exhibits, please contact the staff so we may discuss the process for handling such exhibits.

In response to the Staff’s comment, the Company has filed certain exhibits with Amendment No. 1 and advises the Staff that it will file any remaining required exhibits in one or more future pre-effective filings. The Company acknowledges that the Staff requires a reasonable amount of time for review.

Bright Health’s Businesses, page 5

3.	We note your disclosure on page 72 that you, “generate revenue from premiums, including value-based provider revenue, and fee-for-service provider revenue received from consumers and payors.” Please include in this section a narrative description, inclusive of graphics if appropriate, of your typical revenue stream. Describe who your customers and payors are and how the revenue flows through you and your various business operations.

In response to the Staff’s comment, the Company advises the Staff that it generated the significant majority of its consolidated revenue during 2020, 2019 and 2018 from premium revenue within the Bright HealthCare reportable segment. This premium revenue was $1,173 million, $272 million, and $127 million during 2020, 2019 and 2018, respectively, compared to the consolidated revenue of $1,207 million, $281 million and $131 million, respectively. Bright HealthCare premium revenue is earned from selling insurance plans primarily to individual consumers in the Company’s IFP and MA lines of business. This premium revenue is mostly reimbursed to healthcare providers for medical services rendered to the Company’s IFP and MA consumers. The Company further advises the Staff that, during 2020, the federal government and other governmental agencies were the source of 86% of premium revenue for IFP and MA while the other 14% came from the Company’s individual IFP and MA consumers. The remaining portions of the Company’s consolidated revenue are generated from investment income, as well as NeueHealth fee-for-service provider revenue and NeueHealth value-based provider revenue. In combination, the revenue from these streams were less than 3% of revenue for all periods presented. The Company has deemed these amounts to be immaterial.

Securities and Exchange Commission	-3-	April 22, 2021

As premium revenue was the only material source of consolidated revenue during the periods ended 2020, 2019 and 2018, the Company respectfully advises the Staff that it has focused on this revenue stream in response to the Staff’s comment, and added clarifying disclosure regarding Bright HealthCare on page 98.

4.	Please revise this section to include an organizational chart that shows how NeueHealth, Bright HealthCare, BiOS, DocSquad, and any other material aspects of your business fit together within your corporate structure.

In response to the Staff’s comment, the Company has revised its disclosure on pages 9 and 10.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics and Non-GAAP Financial Measures, page 69

5.	Please revise the table on page 69 to insert your GAAP net loss before Adjusted EBITDA. See Compliance and Disclosure Interpretations Question 102.10 on Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company has revised the table on page 71.

Critical Accounting Policies and Estimates

Medical Costs Payable, page 80

6.	You disclose that completion factors are the most significant factor used in developing your estimate of the medical costs payable. In your sensitivity disclosure presented at the top of page 81 you show the impact of reasonably likely changes in completion factors on your medial cost payable at December 31, 2020. Please address the following

•	Tell us why you apparently believe both positive and negative changes in completion factors are reasonably likely to occur when you disclose only favorable prior year development in each of the last three years.

•	Explain why the maximum impact on your medical costs payable at December 31, 2020 is only about 3.3% of the recorded balance when prior year development recorded in 2020 and 2019 was 19.2% and 32.3%, respectively, of the beginning of the year payable amount.

•	In this disclosure and in your policy note on page F-13 you disclose that medical cost trend factors are applied in the most recent months. Please tell us your consideration for including additional sensitivity disclosures based on reasonably likely changes in medical cost trend factors and/or any other material input to your liability estimate.

Securities and Exchange Commission	-4-	April 22, 2021

Response to Bullet No. 1: The Company advises the Staff that the completion factors analysis referenced in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” includes outcomes that are considered reasonably likely based on the Company’s methodologies for estimating liabilities for incurred but not reported (“IBNR”) claims. Management believes the amount of medical costs payable is reasonable and adequate to cover the Company’s liability for unpaid claims as of December 31, 2020. However, actual claim payments may differ from established estimates as discussed below, and management does not believe actual claim payments are currently limited directionally, or in the future will be limited directionally, to only being favorable when compared to estimates.

As an early-stage company growing rapidly, both organically and through acquisitions, the estimation of the Company’s historical medical claims payable liabilities may reflect increased variability outside the ranges indicated. This is due to the lag associated with understanding the underlying risk of membership acquired through significant organic growth and health plan acquisitions. These rapid growth events could cause short-term stress on typical claims payment processes and payment patterns, which make the estimation of the unpaid claim’s liability more challenging. In consideration of these factors, the Company has revised its disclosure on pages 82 and 83 to include a completion factors range of (3)% to 3%.

The Company respectfully advises the Staff that there will also be a lag in the time needed for it to assess the relative “morbidity” risk in newly acquired membership, which drives the relative level of average claim cost per consumer above or below the Company’s current levels, which are used to forecast the Company’s incurred claim estimates in a given valuation period (i.e., year end, quarter end or month end). The IBNR reserves are the difference in the estimated incurred claims less the paid claims as of a valuation period.

As the Company is in the process of closing the books for the first quarter of 2021, it also notes that prior period development in the first quarter of 2021 related to December 31, 2020 medical claims payable development was within approximately 2% of the Company’s prior year medical claims payable balance. In contrast, in 2020 and 2019 there was favorable development of 19.2% and 32.3% related to the respective prior year. The Company has continued to see decreases in variability as its block of business grew significantly during 2020 and beyond.

Response to Bullet No. 2: In response to the Staff’s comment, the Company advises the Staff that, as it gains scale over time and new membership becomes a smaller percentage of its base membership, the Company expects the volatility of its claims estimates to narrow and converge to the updated range indicated in the table. The smaller the block of business, the greater the potential volatility in claims experience. Due to continued strong growth, the Company respectfully advises the Staff that it has seen the volatility begin to decrease as a percent of the total claims estimate. The Company believes that the ranges and dollar impacts within the updated table reflect an appropriate range of possible impacts considering the Company’s current stage of development. The Company expects this range to further narrow in the future as it continues to mature as a business.

Securities and Exchange Commission	-5-	April 22, 2021

Response to Bullet No. 3: With respect to the Staff’s third comment regarding the Company’s consideration of providing separate medical costs payable sensitivity information for reasonably likely changes in medical cost trend factors, the Company respectfully advises the Staff that, due to a lack of credible and/or historical experience data, as well as significant growth and population shifts year over year, the sensitivity of changes in trend factors for medical costs payable for the most recent months is less relevant. Thus, the Company believes that these trend factors are appropriately captured in the sensitivity analysis of the completion factors over all months.

Notes to Consolidated Financial Statements

Note 8. Medical Costs Payable, page F-28

7.	Please revise your rollforward of medical costs payable on page F-28 to include 2018 activity as required by ASC 944-40-50-3.

In response to the Staff’s comment, the Company has revised its disclosure on page F-28.

Note 15. Segments and Geographic Information, page F-35

8.	Please tell us why it is appropriate to aggregate your Bright Healthcare - IFP and Bright HealthCare - MA operating segments into one reportable segment. In your response, tell us how these operating segments have similar economic characteristics and class of customer as stipulated in ASC 280-10-50-11. Explain how relatively older customers who qualify for Medicare Advantage plans that anecdotally have higher claims rates and costs can result in similar long-term average gross margin expectations compared to individual and family plans.

In response to the Staff’s comment, the Company advises that it has identified two operating segments, Bright HealthCare – Individual and Family Plans (“IFP”) and Bright HealthCare – Medicare Advantage (“MA”), which management believes meet the aggregation criteria in accordance with ASC 280, Segment Reporting (“ASC 280”). Management performed an in-depth analysis and review of the guidance within ASC 280 and has provided its analysis below, including particular consideration with respect to how the IFP plans and the MA plans have similar economic characteristics.

The Company respectfully advises the Staff that it understands that the objective of segment reporting “is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements do all of the following:

a. Better understand the public entity’s performance

b. Better assess its prospects for future net cash flows

Securities and Exchange Commission	-6-	April 22, 2021

c. Make more informed judgments about the public entity as a whole.”

ASC 280 also allows two or more operating segments to be aggregated into a single reporting segment if:

a) Aggregation is consistent with the objective and basic principles of the standard;

b) Segments have similar economic characteristics; and

c) The segments are similar in each of the five areas specified in the standard.

Additionally, a fundamental principal of ASC 280 is to base segments on the structure of an entity’s internal organization and to allow users of the financial statements to see an enterprise “through the eyes of management.” With this guiding principle in mind as well as a thorough analysis of the Company’s facts and circumstance and application of ASC 280, management believes that the aggregation of the IFP and MA operating segments into one reportable segment has been and continues to be appropriate.

Reporting Segments – Aggregation Analysis based on Similar Economic and Other Criteria

In response to the Staff’s comment, the Company notes that ASC 280-50-11 states “operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in [five other] areas.”

In making its determination regarding the aggregation of the two operating segments, the Company first assessed whether the IFP and MA operating segments have similar economic characteristics. This analysis in part focuses on the long-term prospects of the IFP and MA operating segments, as well as other relevant factors.

a.	A key metric used by management and in the healthcare industry for assessing performance is the MLR; specifically, the MLR is a key metric reviewed by the chief operating decision maker to assess profitability. In accordance with the Affordable Care Act (“ACA”) guidelines, health insurers are required to maintain MLRs of 80% and 85% for IFP and MA products, respectively, leaving the remaining 20% or 15% for administration, marketing, and profit. The ACA also requires such plans to provide an annual rebate to enrollees if they do not meet these MLR thresholds. Thus, the MLR represents a profitability measure used throughout the industry for which all health insurers have a consistent MLR of approximately 80-85% respectively in accordance with the ACA regulations. Additionally, the Company respectfully advises the Staff that it views the 80% versus 85% difference between its IFP and MA products’ MLRs as similar ratios that exhibit similar economic characteristics. The Company also considers that variations in MLR for both IFP and MA products can be attributable to volatility in medical care utilization, differing customer behavior across geographic regions where its products are offered, and most recently, pandemic related drivers of increased costs (and therefore increased MLRs) on both IFP and MA products. The Company’s actual and future projected MLRs are reflected in the table below. The Company further advises the Staff that it expects to experience a decrease in MLR levels over the course of 2021 and into the future as COVID-19 admits and related medical costs decline, and further convergence to the projected MLR levels is anticipated through medical premium and health cost strategies noted further in next paragraph.

Securities and Exchange Commission	-7-	April 22, 2021

	Actual 2020 MLRs	Future Projected MLRs
IFP	86.2%	82%-86%
MA	93.9%	86%-90%

b.	The primary revenue source for both IFP and MA is through federal government capitation and subsidy payments and member premiums which are determined through an annual rate setting and bid process. Premium revenue drivers are similar and based on members demographics (geography, age, gender) and ability to capture complete and accurate data of member health status (acuity) through medical services encounters impacting risk adjustment models. Each product line follows a similar actuarial pricing process that considers all of relevant health demographic factors and risk adjusts the population based on acuity through the process of submitting actual diagnostic codes to the federal government (the federal government funding on these programs accounted for 86% of the Company’s 2020 Bright Healthcare revenue).

c.	The most significant source of medical expense for the IFP and MA businesses are medical and pharmacy claims incurred through the provider networks and pharmacy benefit managers that are contracted with the Company. Drivers of medical costs are also similar based on the level of member medical services and pharmacy utilization and unit costs from the provider network contacts. The Company’s clinical policies and claim protocols that contribute to claims costs are also materially consistent between the IFP and MA operating segments. Furthermore, the Company acknowledges that the demographic of MA customers generally results in higher claims rates and overall costs, however, the increased claims costs associated with an aging population also result in a higher level of premiums to cover these aged-based claims and related administrative costs. As such, though the costs may be higher for these consumers, the premiums are also higher, thus resulting in an MLR with similar economic characteristics as the IFP MLR as mentioned in factor a. above.

d.	Internal health plan functional departments and strategies drive processes surrounding premiums and medical cost management at both the IFP and MA businesses, which includes medical cost utilization management programs for medical services prior authorization, risk adjustment, care navigation, market clinical management, case management and care navigation. The Company’s alignment model also allows it to pursue additional growth and manage underlying costs through increased membership in new and existing markets, expanding its care delivery footprint, carefully managing population health risks, participation in emerging direct-to-government contracting programs, monetizing and customizing its top performing delivery networks, and strategically deploying capital with new acquisitions and partnerships to help further improve clinical outcomes, expand its geographical footprint and increase the scope of its technology and data solutions.

Securities and Exchange Commission	-8-	April 22, 2021

e.	The Company’s internal target capital and required risk-based capital factors are the same for both the IFP and MA operating segments. This also demonstrates that management and the regulators view the IFP and MA products to carry similar risk profiles and profit margins.

f.	The underlying economic characteristics of the policies sold in both operating segments are similar in that all policies are short duration in nature. In each case, the policies have one-year terms and pricing resets annually.

g.	The IFP and MA operating segments experience similar macroeconomic trends. Aging populations and increases in chronic health conditions pose challenges for IFP and MA economics. The macroeconomic fallout of the recent COVID-19 pandemic also had similar impacts on the Company’s IFP and MA operating segments.

In addition to exhibiting similar economic characteristics, ASC 280 requires that operating segments be similar in five other areas to meet the aggregation criteria. The Company respectfully refers the Staff below for its analysis of the five qualitative criteria per ASC 280-10-50-11:

a.	The nature of the products and services. The IFP and MA operating segments represent health insurance lines of business offered by the Company and sold to individual consumers, and both share a common enrollment, customer service and claims processing infrastructure. The Company develops and continually evolves both product offerings by evaluating the demographics and needs of its customers and their diverse healthcare needs. As also noted above, each operating segment sells policies that are of short duration, and the terms of policies are one year in which pricing resets annually.

b.	The nature of the production processes. The IFP and MA operating segments both offer health insurance products that are delivered to customers through the pricing and assessment of individual risk, collection of monthly premiums, delivery of a contracted network, management of care, and payment of medical claims. Customers in both operating segments participate in a geographically common network of physicians, hospitals, and pharmacies. They may choose to be treated within the Bright Health network or elect to go out of the network at a higher expense. The IFP and MA operating procedures are materially consistent across claims processing, call center operations, customer service and network contracting.

Securities and Exchange Commission	-9-	April 22, 2021

c.	The type or class of customer for their products and services. The ultimate customer in both the MA and IFP operating segments is the individual consumer of healthcare. The IFP and MA operating segments provide products to the individual consumer, which may be sourced through federal and state sponsored programs. One contrast between the IFP and MA operating segment is that the MA operating segment has an older demographic population. Certain services provided to the IFP and MA populations, and related medical costs incurred, are different as a result. For example, the COVID-19 pandemic disproportionally impacts older adults, especially those with chronic illnesses. This also had the impact of decreased utilization of elective surgeries and other medical care. However, there are many healthcare services that apply to all ages of the population (such as preventative and primary care, orthopedics, pharmacy, diabetes, etc.). Thus, the Company respectfully advises the Staff that management does not believe that the differences in certain services provided warrants disaggregation at the reporting segment level. As noted above, the higher costs in the MA customer class also result in higher generated premiums, to further converge MLR ratios. Additionally, despite certain varying services, there is significant overlap in the primary care and specialty doctors, hospitals and pharmacies utilized by the customers. The Bright HealthCare business serves all customer types, and the Company’s products allow it to serve them throughout their life’s journey.

d.	The methods used to distribute their products or provide their services. Both the IFP and MA operating segments distribute their products in a similar manner, either direct (through an internal website and/or call center) or through a network of contracted brokers. Additionally, sales and marketing efforts are deployed broadly. The Company markets its Bright HealthCare plans through a number of channels including, but not limited to, (1) the Health Insurance Marketplaces, (2) an extensive network of brokers and field marketing organizations, (3) direct to the consumer, and (4) its Care Partner relationships. The Company supports these organizations with in-house advertising, sales collateral, and other materials. The Company’s sales representatives, as well as independent brokers and agents, earn commissions based on applications submitted and plans effectuated. In addition, both IFP and MA customers may enroll in Bright HealthCare plans through on-line methods.

e.	If applicable, the nature of the regulatory environment. The regulatory environment for the Company’s IFP and MA operating segments are very similar. Healthcare services and the marketing and sale of insurance products and plans is a heavily regulated industry, regardless of product. The Company’s Bright HealthCare business is governed by comprehensive federal, state, and local laws and regulations, including those relating to the healthcare industry, the insurance industry, and state and federal privacy and data security laws. Examples include the following:

Securities and Exchange Commission	-10-	April 22, 2021

•	As a provider of health plan products in multiple states, the Company is required to apply for, comply with, and maintain various licenses and approvals.

•	The Company’s Bright HealthCare segment is subject to regulations and guidelines issued by CMS and state departments of insurance that put numerous requirements on insurance payors, agents and brokers during the marketing and sale of MA and IFP plans.

•	CMS and state insurance department regulations and guidelines include a number of prohibitions regarding the ability to contact Medicare-eligible individuals and restrictions on the marketing of Medicare-related plans. The rules, laws, regulations and guidance around the marketing and sale of IFP and MA plans are complicated and frequently change.

•	The Company must obtain and maintain regulatory approvals to sell specific health plans in the jurisdictions in which it conducts business.

•	On a legal entity basis, both IFP and MA businesses must follow regulations prescribed by the National Association of Insurance Commissioners, including minimum surplus/capital requirements and supplemental healthcare filings.

Conclusion

Based on the analysis above, the Company respectfully advises the Staff that it has concluded that the IFP and MA operating segments meet the criteria for aggregation into a single reportable segment given that (a) they have similar economic characteristics and (b) they meet the other ASC 280 similarity criteria.

* * * * * * *

Please do not hesitate to call William Brentani at (650) 251-5110 or Hui Lin at (212) 455-7862 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Bright Health Group, Inc.
G. Mike Mikan
Catherine R. Smith
Keith Nelsen

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